Exhibit 99.1

Canadian Solar Reports Fourth Quarter and Full Year 2020 Results

Guelph, Ontario, March 18, 2021 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Results

•                Solar module shipments of 3.0 GW at high-end of 2.9 GW to 3.0 GW guidance range.

•                14% sequential growth in revenue to $1,041 million exceeds guidance range of $980 million to $1,015 million.

•                Gross margin of 13.6% exceeds guidance of 8% to 10%.

•                Net income attributable to Canadian Solar of $7 million, or $0.11 per diluted share.

Full Year 2020 Highlights

•                32% annual growth in total module shipments to 11.3 GW, in line with guidance.

•                9% annual growth in net revenue to $3.5 billion.

•                Net income attributable to Canadian Solar of $147 million or $2.38 per diluted share.

•                1.4 GWp of projects sold globally in 2020 with 20 GWp solar project pipeline.

•                Won nearly 1 GWh of battery storage contracts. Expect to deliver and capture approximately 10% market share in the U.S. in 2021.

•                Nearly 9 GWh of total battery storage project pipeline.

•                Carve-out IPO of CSI Solar subsidiary, formerly mainly the Module and System Solutions (“MSS”) business, on track.

Dr. Shawn Qu, Chairman and CEO, commented, “While 2020 was a tough year due to the pandemic, we remained focused on our long-term strategy of growth and delivered a robust set of results. Fourth quarter revenue and margins both exceeded our expectations thanks to Canadian Solar’s solid foundations in product and technology innovation and strong customer relationships. This allowed us to diversify our income streams, mitigate some of the impact of near-term cost pressures and accelerate the monetization of our solar projects.

“Looking through the short-term fluctuations, we remain confident in solar energy’s global growth prospects. We are at a structural turning point where solar grid parity is met with societal awareness of the urgent need to decarbonize the global economy. As a result, we are seeing a steep increase in demand for clean power assets across the world, both for solar and battery storage projects, where Canadian Solar has a competitive advantage. We have over 20 GWp of solar project pipeline and nearly 9 GWh of battery storage pipeline. We are positioned to benefit from robust growth in both areas. We have been developing our technology in system integration and go-to-market capabilities for battery storage solutions in the past few years. In 2021, we will start delivering at scale and expect to capture around 10% of the battery storage market in the U.S. alone, based on Wood Mackenzie market estimates.

“We are also on track on the carve-out IPO of CSI Solar, as we completed all targeted milestones to date. We are working on the official listing application which we expect to submit to regulatory authorities and the stock exchange in April.”

Yan Zhuang, President of CSI Solar Co., Ltd. (“CSI Solar”), Canadian Solar’s subsidiary, said, “This was a challenging quarter as short-term cost pressures persisted. Polysilicon prices remained elevated in Q4 and have recently increased another 25%; inflation in most basic commodities continues; and the U.S. Dollar, Euro, Japanese Yen and other currencies continue to depreciate relative to the Chinese Renminbi, hurting our margin. Our team has done an excellent job working with our customers and partners who were able to share a portion of the higher costs. On a positive note, while we expect further volatility, we have seen certain costs such as solar glass prices starting to come down, and early signals of normalizing shipping costs.

“As solar transitions from a subsidy-driven to a market-driven industry, we need to fundamentally reevaluate today’s solar market dynamics. We are approaching the bottom of the solar cost curve and the era of ever-declining solar module prices is largely behind us. In fact, in the near term, solar module prices will increase. Hence, we are focusing on leveraging our competitive position in our diversified and premium end markets to deliver growth in higher value-add applications of solar solutions, including system integration with battery storage. We will continue to solidify our market leadership through our strong brand and differentiated technology offerings to deliver attractive returns to our shareholders.”

Ismael Guerrero, Corporate VP and President of Canadian Solar’s Global Energy business, said, “I’m proud of our team’s work and dedication during the pandemic, as we focused on delivering projects and working with our partners despite many challenges. In 2020, we achieved 1.4 GWp in project sales, while concurrently increasing our solar pipeline by over 4 GWp to more than 20 GWp. We are also making significant inroads in developing utility scale battery storage projects. These will contribute to grid stability in the markets where we operate by improving the grid’s ability to absorb more renewable energy. In one year, we have tripled our storage pipeline from less than 3 GWh this time last year, to nearly 9 GWh, of which almost 1 GWh is already under construction. Furthermore, we recently announced the launch of the Japan Green Infrastructure Fund and the capital raise of the Canadian Solar Infrastructure Fund. We will continue to accelerate growth and optimize the monetization of our clean energy projects.”

Dr. Huifeng Chang, Senior VP and CFO, added, “In the fourth quarter, we achieved over $1 billion in revenue and a 13.6% gross margin, both ahead of our guidance. We generated $120 million in net cash from operating activities in the fourth quarter and ended with a $1.6 billion total cash position, giving us the financial strength to support attractive long term growth opportunities. Meanwhile, we will continue to maintain capital discipline as we monitor and adjust our growth strategy based on market developments.”

Fourth Quarter 2020 Results

Total module shipments in the fourth quarter of 2020 were 2,998 MW, an increase of 22% year-over-year (“yoy”) and decrease of 5% quarter-over-quarter (“qoq”). Of the total, 359 MW was shipped to the Company’s own utility-scale solar power projects.

Net revenue in the fourth quarter of 2020 grew by 9% yoy and 14% qoq to $1,041 million. The sequential increase was driven by higher project sales spanning the United States, Mexico, Japan, Canada and Italy, and a slightly higher module average selling price (“ASP”), which was partly offset by lower module shipments.

Gross profit in the fourth quarter of 2020 was $141 million, down 21% qoq. Gross margin in the fourth quarter of 2020 was 13.6%, compared to guidance of 8% to 10%, and 19.5% in the third quarter of 2020. The gross margin decline was mainly driven by the previously anticipated increase in manufacturing costs, which was partly offset by higher module ASP and a more favorable mix.

Total operating expenses in the fourth quarter of 2020 were $139 million compared to $119 million in the third quarter of 2020. The sequential increase was primarily driven by higher shipping expenses and an impairment charge related to certain manufacturing assets.

Non-cash depreciation and amortization charges in the fourth quarter of 2020 were $59 million, compared to $56 million in the third quarter of 2020, and $45 million in the fourth quarter of 2019.

Net foreign exchange gain in the fourth quarter of 2020 was $4 million, compared to a net loss of $13 million in the third quarter of 2020 and a net loss of $3 million in the fourth quarter of 2019.

Income tax benefit in the fourth quarter of 2020 was $2 million, compared to $21 million of income tax expense in the third quarter of 2020 and $25 million of income tax expense in the fourth quarter of 2019. The benefit was driven by higher expected utilization of tax losses carried forward due to expansion in manufacturing capacity and improvement in process efficiency at the Company’s factories.

Net income attributable to Canadian Solar in the fourth quarter of 2020 was $7 million, or $0.11 per diluted share, compared to net income of $9 million, or $0.15 per diluted share in the third quarter of 2020.

Net cash provided by operating activities in the fourth quarter of 2020 was $120 million, compared to $47 million provided by operating activities in the third quarter of 2020.

New Corporate Structure

In July 2020, the Company announced its plan to carve-out and publicly list its Module and System Solutions (“MSS”) subsidiary, CSI Solar Co., Ltd. (“CSI Solar”), in China. In preparation for the listing, the Company successfully completed the restructuring of its business segments during the fourth quarter of 2020. The table below is a summary comparison of the adjustments made in reporting structures. The main change being the transfer and inclusion of the China Energy business within the scope of CSI Solar.

As of December 31, 2020, Canadian Solar owned 80% of CSI Solar, with the remaining 20% owned by strategic investors who purchased CSI Solar shares during the pre-IPO transaction. An additional 5% of CSI Solar shares were purchased by CSI Solar’s employee stock ownership plan (“ESOP”), for which the vesting condition is the successful completion of the IPO. Both the CSI Solar and Global Energy segments are fully consolidated within Canadian Solar.

Historical reporting structure	New reporting structure

Module and System Solutions (“MSS”) Business • Solar modules • Solar system kits • Other materials, components and services (including EPC)

CSI Solar (entity to be listed in China)

•                Solar modules

•                Solar system kits

•                Battery energy storage solutions — new

•                China Energy (solar power projects, EPC services and electricity revenue) — formerly within the Energy Business

•                Other materials, components and services (including EPC)

Energy Business • Solar power projects — includes China Energy • Operations and maintenance (O&M) • Electricity revenue — includes China Energy • Other development services

Global Energy

•                Solar and energy storage power projects — global excludes China

•                O&M and asset management services

•                Other development services — includes electricity revenue for global, excludes China

Battery Storage Opportunities

The Company will start reporting revenues from its energy storage business in this quarter. Canadian Solar is one of the first movers in developing and supplying energy storage solutions and projects. Given the exponential market opportunities driven by rapid technology improvements, declining battery storage costs, rising penetration of renewable energy and accelerating retirements of fossil fuel capacity, the Company has strategically positioned itself in the battery storage market, both in solar plus battery storage as well as in stand-alone storage opportunities.

Canadian Solar has a unique advantage in tapping into the large energy storage market opportunities given its position as a global leader both in module manufacturing as well as a solar project development. Thus, both the CSI Solar and Global Energy segments have focused strategically on their respective energy storage businesses:

•                    Under CSI Solar, the battery storage solutions team focuses on delivering bankable, end-to-end, integrated battery storage solutions for utility scale, commercial and industrial, as well as residential applications. These systems solutions will be complemented with long term service agreements, including future battery capacity augmentation services.

•                    Under Global Energy, energy storage project development is now fully integrated within the main solar development teams. Given the segment’s large and growing pipeline, it is uniquely positioned to capture utility-scale energy storage projects, both co-located with solar PV as well as stand-alone opportunities.

CSI Solar Segment

The table below sets forth Canadian Solar’s 2021 capacity expansion targets along the solar module value chain. All new capacity will produce Canadian Solar’s next generation high-power, high-efficiency modules in the HiKu and BiHiKu product portfolios.

Manufacturing Capacity, GW (period-end)

	FY20 Actual	1H21	FY21
Ingot	2.1	5.1	10.0
Wafer	6.3	11.3	11.3
Cell	9.6	13.4	18.2
Module	16.1	23.2	25.7

Note: The Company’s capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents unaudited select results of operations data of the Company’s CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results*

(In Thousands of U.S. Dollars, Except Percentages and Unless Otherwise Stated)

	Three Months Ended			Twelve Months Ended
	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Net revenues	784,588	921,529	772,140	3,105,044	2,591,154
Cost of revenues	678,410	738,352	574,687	2,496,153	1,977,502
Gross profit	106,178	183,177	197,453	608,891	613,652
Operating expenses	103,378	94,936	90,742	355,786	346,010
Income from operations	2,800	88,241	106,711	253,105	267,642
Gross margin	13.5%	19.9%	25.6%	19.6%	23.7%
Operating margin	0.4%	9.6%	13.8%	8.2%	10.3%

*Includes effects of both sales to third party customers and to the Company’s Global Energy Segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments. Historical values have been revised to conform to current period presentation.

The table below provides the geographic distribution of the net revenue of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)

	Q4 2020	% of Net Revenues	Full year 2020	% of Net Revenues
Asia	414	62	1,295	47
Americas	149	22	860	31
Europe and others	105	16	595	22
Total	668	100	2,750	100

*Excludes sales from CSI Solar to Global Energy.

Canadian Solar shipped 3 GW of modules to more than 70 countries in the fourth quarter of 2020. The top five markets ranked by shipments were the Vietnam, China, the U.S., Brazil and Australia. For the full year of 2020, the top five markets ranked by shipments were the U.S., Vietnam, China, Brazil and Japan.

Battery Storage Solutions

The Company is one of the early movers in developing system solutions and energy storage integration services. Within CSI Solar, the battery storage solutions team delivers competitive turnkey, integrated battery storage solutions, including bankable and fully wrapped capacity and performance guarantees. These guarantees are complemented with long term operations and maintenance agreements, which include future battery capacity augmentation services and bring in longer term stable income.

The table below sets forth CSI Solar’s battery storage system integration’s contracted projects and/or under construction, those in high probability forecast, and pipeline as of January 31, 2021.

	Contracted/ In Construction	Forecast	Pipeline	Total
Storage (MWh)	861	1,400	3,646	5,907

Contracted/in construction projects are expected to be delivered within the next 12 to 18 months. Forecast projects include those that have more than 75% probability of being contracted within the next 12 months, and the remaining pipeline includes projects that have been identified but have a below 75% probability of being contracted.

Global Energy Segment

Global Energy Business Strategy

Canadian Solar has one of the world’s largest and most geographically diversified utility-scale solar project development platforms, with a strong track record originating, developing, financing, building over 5.7 GWp of solar power plants across six continents. As a first mover, the Company has built a leadership position in solar project development and currently has an aggregate pipeline of 20.2 GWp.

The Company’s Global Energy business has been optimizing its operating model from developing and/or building projects, and selling them (either at notice to proceed, NTP, or commercial operation date, COD), to increasingly retaining minority ownership interest in its own projects. This allows Canadian Solar to:

•                      Capture additional operational value throughout the partial ownership period, including long-term cash flows from power sales, operations and maintenance (“O&M”), asset management and other services;

•                      Build and grow a stable base of long-term cash flows, which will help smooth the typical lumpiness associated with the development and sale of solar power projects;

•                      Recycle a large portion of the capital into developing new solar projects for growth; and

•                      Create new growth opportunities such as retrofitting energy storage systems onto or co-located with existing projects.

Management targets to achieve the following over the next 5 years:

Global Energy Targets	2020 Actual	2021	2022	2023	2024	2025
Annual Project Sales, GWp	1.4	1.8-2.3	2.4-2.9	3.2-3.7	3.6-4.1	4.0-4.5
Cumulative Projects Retained, MWp	118	~200	~400	~760	~960	~1,000
Operational O&M projects, GWp	2.2	~2.6	~4.0	~6.5	~9.2	~11.0

Note: Forecasts for annual project sales include both projects sold at NTP and COD, which have a significant impact on revenue but more limited impact on profits. Final timing and recognition of project sales may be impacted by various external factors. Cumulative projects retained include only the net size of the projects owned by Canadian Solar. These targets are subject to change without notice.

To help fund this strategy, the Company has developed and will continue to develop capital partnerships with investors seeking long-term, stable cash flows through investments in clean, profitable and countercyclical solar energy infrastructure investments. These capital partnerships include both public and private investment vehicles in select markets.

For example, in February 2021, the Company launched the Japan Green Infrastructure Fund, a new solar development platform in partnership with Macquarie Advisory & Capital Solutions. This was followed by Canadian Solar’s participation in Canadian Solar Infrastructure Fund’s (“CSIF”, TSE: 9284) international offering, in which the Company maintained its ownership stake at approximately 15%, as CSIF expanded its capital base to acquire a 61 MWp portfolio of operating solar projects in Japan developed by Canadian Solar.

The Company intends to pursue similar capital partnerships to accelerate growth and deliver attractive returns to its shareholders. The next launch is expected in Brazil, in the form of a Brazilian Participation Fund for Infrastructure projects (“FIP-IE”). This fund has already been established and is currently planned for assets that will be built in 2021 to 2023. The Company is also in the process of establishing and launching similar project investment vehicles in certain European countries. Through these capital partnerships, the Company expects to optimize the monetization of project assets and build sustainable long-term value for Canadian Solar’s shareholders.

Total Solar Project Pipeline

As January 31, 2021, the Company’s total project pipeline was 20.2 GWp, including, 1.6 GWp under construction, 3.8 GWp of backlog, and 14.8 GWp of earlier stage pipeline. The backlog includes projects that have passed their Risk Cliff Date and are expected to be built in the next one to four years. A project’s Risk Cliff Date depends on the country where the project is located and is defined as the date on which the project passes the last high-risk development stage. This is usually after the projects have received all the required environmental and regulatory approvals, interconnection agreements, feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). Over 90% of projects in backlog are contracted (i.e., have secured a PPA or FIT), and the remaining are reasonably assured of securing PPAs.

The Company’s pipeline includes early- to mid-stage project opportunities currently under development but that are yet to be de-risked.

The following table presents the Company’s full pipeline as of January 31, 2021.

Total Project Pipeline (as of January 31, 2021) — MWp

Region	In Construction		Backlog		Pipeline	Total
North America	328		728		5,030	6,086
Latin America	731	*	2,229	*	3,495	6,455
Europe, the Middle East and Africa (“EMEA”)	—		429	*	2,912	3,341
Japan	159		121		24	304
Asia Pacific excluding Japan and China	345		191		1,810	2,346
China (part of CSI Solar)	—		125		1,500	1,625
Total	1,563		3,823		14,771	20,157

Note: Gross MWp size of projects includes 510 MWp and 63 MWp of projects in construction and backlog, respectively, in Latin America,

and 129 MWp in backlog in EMEA, that are not owned by Canadian Solar or have been sold to third parties.

The Company has a sizable amount of premium, high FIT projects in Japan. The table below sets forth the expected COD schedule of the Company’s project backlog in development and construction in Japan, as of January 31, 2021:

Expected COD Schedule — MWp

2021	2022	2023 and Thereafter	Total
63	167	50	280

Solar Power Plants in Operation

As of January 31, 2021, the Company’s power plants in operation totaled 493 MWp, with a combined estimated net resale value of approximately $620 million to Canadian Solar. The estimated resale value is based on selling prices that Canadian Solar is currently negotiating or transaction prices of similar assets in the relevant markets.

Latin America	Japan	Asia Pacific ex. Japan & China	China	Total
100	75	61	257	493

Note: Gross MWp size of projects, includes 26 MWp in Asia Pacific ex. Japan already sold to third parties. Also includes 61 MWp of projects in Japan which were sold in March 2021. China portfolio is part of CSI Solar.

Total Battery Storage Project Pipeline

The Global Energy segment has been actively developing utility-scale solar plus energy storage projects, as well as stand-alone battery storage projects. Over the past year, Canadian Solar has signed several new storage tolling agreements with a variety of power purchasers, including community choice aggregators, investor-owned utilities, universities, and public utility districts. The Company has also signed development services agreements to retrofit operational solar projects with battery storage, many of which were previously developed by the Company. Canadian Solar is uniquely positioned to deliver energy storage solutions to its customers, especially in solar plus storage solutions, given its proprietary integrated technologies and expertise in battery storage system integration and its unique positioning as both a top-tier module manufacturer and global project developer.

The table below sets forth Global Energy’s storage project development backlog and pipeline as of January 31, 2021.

	In Operation	In Construction	Backlog	Pipeline	Total
Storage (MWh)	3	913	1,388	6,467	8,771

Operating Results

The following table presents unaudited select results of operations data of the Company’s Global Energy segment for the periods indicated.

Global Energy Segment Financial Results*

(In Thousands of U.S. Dollars, Except Percentages and Unless Otherwise Stated)

	Three Months Ended			Twelve Months Ended
	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Net revenues	372,617	78,566	215,854	726,167	718,735
Cost of revenues	340,403	53,635	178,583	577,052	604,856
Gross profit	32,214	24,931	37,271	149,115	113,879
Operating expenses	30,434	19,490	21,871	95,701	95,084
Income from operations	1,780	5,441	15,400	53,414	18,795
Gross margin	8.6%	31.7%	17.3%	20.5%	15.8%
Operating margin	0.5%	6.9%	7.1%	7.4%	2.6%

*Historical values have been revised to conform to current period presentation

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, and the global impact of the ongoing COVID-19 pandemic. Management’s views and estimates are subject to change without notice.

For the first quarter of 2021, the Company expects total module shipments to be in the range of 3.0 GW to 3.2 GW, including approximately 300 MW of module shipments to the Company’s own projects. Total revenues are expected to be in the range of $1.0 billion to $1.1 billion. Gross margin is expected to be between 16% and 18%.

The Company reiterates full year 2021 total shipment guidance of 18 GW to 20 GW and project sales guidance of 1.8 GW to 2.3 GW, and provides total revenue guidance for 2021, expected to be in the range of $5.6 billion to $6.0 billion.

Dr. Shawn Qu, Chairman and CEO, commented, “We entered 2021 from a strong financial position and have significant growth catalysts unique to Canadian Solar such as our already large and expanding backlog of battery storage projects. Our Q1 profitability guidance also reflects the sale of high gross margin projects, particularly in Japan, which we have already announced. We balance our optimism with expected near-term volatility, driven by continued cost pressures and unfavorable foreign exchange rates.

“We are seeing strong demand and expect an acceleration through the year. We also continue to implement further price increases to reflect the high cost pressures. Medium to longer term, we remain very positive. We have a strong brand and increasing demand for quality clean energy projects. Our storage projects will also contribute to both topline and earnings this year as we complete key delivery milestones and build long-term sustainable returns for shareholders.”

Recent Developments

On March 16, 2021, Canadian Solar announced a strategic partnership with German off-grid solar pioneer SolarWorX. Alongside EIT InnoEnergy and Deutsche Entwicklungsgesellschaft (DEG).

On March 8, 2021, Canadian Solar announced that it had completed the sale of two operational projects totaling 61 MWp to Canadian Solar Infrastructure Fund (CSIF) for approximately $283 million. Canadian Solar also participated in CSIF’s equity offering and continues to own approximately 15% of CSIF.

On February 16, 2021, Canadian Solar announced that it successfully closed the Japan Green Infrastructure Fund in partner with Macquarie Advisory & Capital Solutions and raised a total of JPY22 billion committed capital to develop new projects in Japan.

On January 13, 2021, Canadian Solar announced its wholly-owned subsidiary Recurrent Energy completed the sale of the Slate project to Goldman Sachs Renewable Power LLC. The Slate project is a 300 MWac solar plus 140.25 MW / 561 MWh storage project located in California.

On January 7, 2021, Canadian Solar announced its wholly-owned subsidiary, Recurrent Energy completed the sale of the 144 MWac Pflugerville Solar project in Texas to Duke Energy Renewables, a subsidiary of Duke Energy.

On January 5, 2021, Canadian Solar announced it sold an ownership interest in its Hays and Jenner solar power projects totaling 62 MWp to BluEarth Renewables.

On December 22, 2020, Canadian Solar announced it completed the sale of the remaining 30% ownership of the Big Fish SPV S.r.l. and Iron SPV S.r.l. solar power projects to Falck Renewables. Both projects have a total expected capacity of more than 290 MWp.

On December 16, 2020, Canadian Solar announced it completed the sale of the 19 MWp Gunma Aramaki solar power plant in Japan for approximately $64 million.

On November 23, 2020, Canadian Solar announced it signed a 12-year power purchase agreement for a 170 MWp cluster of projects with BTG Pactual and was awarded with two projects totaling 692 MWp with a 15-year purchase agreement in a private auction by Furnas Centrais Elétricas.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. U.S. Eastern Daylight Time on Thursday, March 18, 2021 (8:00 p.m., Thursday, March 18, 2021 in Hong Kong) to discuss its fourth quarter and full year 2020 results and business outlook. The dial-in phone number for the live audio call is +1-866-519-4004 (toll-free from the U.S.), +852-3018-6771 (local dial-in from Hong Kong) or +1 845-675-0437 from international locations. The passcode for the call is 5243226.  A live webcast of the conference call will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 9:00 a.m. U.S. Eastern Daylight Time on Friday, March 26, 2021 (9:00 p.m., March 26, 2021 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from Hong Kong) or +1-646-254-3697 from international locations.  The passcode for the replay is 5243226.  A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 19 years, Canadian Solar has successfully delivered over 52 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 5.7 GWp in over 20 countries across the world. Currently, the Company has around 500 MWp of projects in operation, over 5 GWp of projects under construction or in backlog (late-stage), and an additional 15 GWp of projects in pipeline (mid- to early- stage). Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India, China and Brazil; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2020. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Global Energy businesses for 2020 and 2019. Historical values of 2019 have been revised to conform to current period presentation:

	Select Financial Data — CSI Solar and Global Energy
	Three Months Ended December 31, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	784,588	372,617	(116,551)	1,040,654
Cost of revenues	678,410	340,403	(119,247)	899,566
Gross profit	106,178	32,214	2,696	141,088
Gross margin	13.5%	8.6%	—	13.6%
Income from operations	2,800	1,780	(2,101)	2,479

	Select Financial Data - CSI Solar and Global Energy
	Twelve Months Ended December 31, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items(1)	Total
Net revenues	3,105,044	726,167	(354,716)	3,476,495
Cost of revenues	2,496,153	577,052	(286,624)	2,786,581
Gross profit	608,891	149,115	(68,092)	689,914
Gross margin	19.6%	20.5%	—	19.8%
Income from operations	253,105	53,414	(86,089)	220,430

	Select Financial Data - CSI Solar and Global Energy
	Three Months Ended December 31, 2019 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items(1)	Total
Net revenues	772,140	215,854	(68,287)	919,707
Cost of revenues	574,687	178,583	(63,065)	690,205
Gross profit	197,453	37,271	(5,222)	229,502
Gross margin	25.6%	17.3%	—	25.0%
Income from operations	106,711	15,400	(10,685)	111,426

	Select Financial Data - CSI Solar and Global Energy
	Twelve Months Ended December 31, 2019 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items(1)	Total
Net revenues	2,591,154	718,735	(109,306)	3,200,583
Cost of revenues	1,977,502	604,856	(100,272)	2,482,086
Gross profit	613,652	113,879	(9,034)	718,497
Gross margin	23.7%	15.8%	—	22.4%
Income from operations	267,642	18,795	(27,558)	258,879

(1) Includes inter-segment elimination, and unallocated corporate costs not considered part of management’s evaluation of reportable segment operating performance.

	Select Financial Data - CSI Solar, and Global Energy
	Three Months Ended December 31, 2020	Twelve Months Ended December 31, 2020
	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	586,820	2,348,724
Solar system kits	39,071	157,656
Battery storage solutions	4,953	7,899
China energy (incl. electricity sales)	15,194	175,388
Others	21,999	60,661
Subtotal	668,037	2,750,328
Global Energy Revenues:
Solar power projects	354,671	654,827
O&M and asset management services	8,365	26,386
Others	9,581	44,954
Subtotal	372,617	726,167
Total net revenues	1,040,654	3,476,495

	Select Financial Data - CSI Solar, and Global Energy
	Three Months Ended December 31, 2019	Twelve Months Ended December 31, 2019
	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	604,333	2,012,059
Solar system kits	31,430	116,449
Battery storage solutions	—	—
China energy (incl. electricity sales)	17,551	58,096
Others	50,539	295,244
Subtotal	703,853	2,481,848
Global Energy Revenues:
Solar power projects	193,970	652,050
O&M and asset management services	6,390	19,750
Others	15,494	46,935
Subtotal	215,854	718,735
Total net revenues	919,707	3,200,583

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data and Unless Otherwise Stated)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019

Net revenues	$1,040,654	$914,360	$919,707	$3,476,495	$3,200,583
Cost of revenues	899,566	735,943	690,205	2,786,581	2,482,086

Gross profit	141,088	178,417	229,502	689,914	718,497

Operating expenses:
Selling and distribution expenses	64,123	53,998	50,099	224,243	180,326
General and administrative expenses	70,099	56,183	64,133	225,597	242,783
Research and development expenses	10,040	14,147	10,179	45,167	47,045
Other operating income	(5,653)	(4,958)	(6,335)	(25,523)	(10,536)
Total operating expenses	138,609	119,370	118,076	469,484	459,618

Income from operations	2,479	59,047	111,426	220,430	258,879
Other income (expenses):
Interest expense	(17,984)	(17,917)	(19,734)	(71,874)	(81,326)
Interest income	2,415	2,031	2,979	9,306	12,039
Gain (loss) on change in fair value of derivatives, net	6,098	13,143	(6,294)	50,001	(22,218)
Foreign exchange gain (loss), net	(1,992)	(26,517)	3,717	(64,820)	10,370
Investment income (loss)	10,321	(6,393)	120	(8,559)	1,929
Other expenses, net	(1,142)	(35,653)	(19,212)	(85,946)	(79,206)

Income before income taxes and equity in earnings of unconsolidated investees	1,337	23,394	92,214	134,484	179,673
Income tax benefit (expense)	2,463	(20,632)	(25,209)	1,983	(42,066)
Equity in earnings of unconsolidated investees	2,919	6,105	923	10,779	28,948
Net income	6,719	8,867	67,928	147,246	166,555

Less: Net income (loss) attributable to non-controlling interests	84	34	191	543	(5,030)

Net income attributable to Canadian Solar Inc.	$6,635	$8,833	$67,737	$146,703	$171,585

Earnings per share - basic	$0.11	$0.15	$1.13	$2.46	$2.88
Shares used in computation - basic	59,801,709	59,749,307	59,846,779	59,575,898	59,633,855
Earnings per share - diluted	$0.11	$0.15	$1.12	$2.38	$2.83
Shares used in computation - diluted	61,147,256	60,829,073	60,407,086	62,306,819	60,777,696

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of U.S. Dollars)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
Net Income	6,719	8,867	67,928	147,246	166,555
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	58,943	32,173	8,923	76,142	319
De-recognition of commodity hedge and interest rate swap	—	6,285	—	10,724	—
Gain (loss) on changes in fair value of derivatives	(256)	256	1,147	(4,115)	(5,847)
Comprehensive income	65,406	47,581	77,998	229,997	161,027
Less: comprehensive income(loss) attributable to non-controlling interests	84	51	(2,216)	2,496	(11,100)
Comprehensive income attributable to Canadian Solar Inc.	65,322	47,530	80,214	227,501	172,127

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	December 31,	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$1,178,752	$668,770
Restricted cash	458,334	526,723
Accounts receivable trade, net	408,958	436,815
Accounts receivable, unbilled	28,461	15,256
Amounts due from related parties	5,834	31,232
Inventories	695,981	554,070
Value added tax recoverable	102,460	108,920
Advances to suppliers	182,146	47,978
Derivative assets	23,351	5,547
Project assets	747,764	604,083
Prepaid expenses and other current assets	353,781	253,542
Total current assets	4,185,822	3,252,936
Restricted cash	2,629	9,927
Property, plant and equipment, net	1,157,731	1,046,035
Solar power systems, net	158,262	52,957
Deferred tax assets, net	170,656	153,963
Advances to suppliers	97,173	40,897
Prepaid land use right	62,414	60,836
Investments in affiliates	78,291	152,828
Intangible assets, net	22,429	22,791
Project assets	389,702	483,051
Right-of-use assets	26,793	37,733
Other non-current assets	184,952	153,253
TOTAL ASSETS	$6,536,854	$5,467,207

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	December 31,	December 31,
	2020	2019
Current liabilities:
Short-term borrowings	$1,202,285	$933,120
Long-term borrowings on project assets - current	198,794	286,173
Accounts payable	514,742	585,601
Notes payable	710,636	544,991
Amounts due to related parties	314	10,077
Other payables	508,839	446,454
Advance from customers	189,470	134,806
Derivative liabilities	10,755	10,481
Operating lease liabilities	15,204	18,767
Other current liabilities	237,316	121,527
Total current liabilities	3,588,355	3,091,997
Accrued warranty costs	37,732	55,878
Long-term borrowings	446,090	619,477
Convertible notes	223,214	—
Derivatives liabilities	—	1,841
Liability for uncertain tax positions	14,729	15,353
Deferred tax liabilities	49,080	56,463
Loss contingency accruals	26,458	28,513
Operating lease liabilities	13,232	20,718
Financing liabilities	81,871	76,575
Other non-current liabilities	163,308	75,334
TOTAL LIABILITIES	4,644,069	4,042,149
Equity:
Common shares	687,033	703,806
Treasury stock	—	(11,845)
Additional paid-in capital	(28,236)	17,179
Retained earnings	940,346	793,601
Accumulated other comprehensive loss	(28,721)	(109,607)
Total Canadian Solar Inc. shareholders’ equity	1,570,422	1,393,134
Non-controlling interests in subsidiaries	322,363	31,924
TOTAL EQUITY	1,892,785	1,425,058
TOTAL LIABILITIES AND EQUITY	$6,536,854	$5,467,207